

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 12, 2009

Mr. Bo Linton
Chief Executive Officer and President
5G Wireless Communications, Inc.
409 North Pacific Coast Highway
Suite 799
Redondo Beach, California 90277

      **Re: 5G Wireless Communications, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 3, 2009
             File No. 000-30448**

Dear Mr. Linton:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

                           Sincerely,

                           Celeste Murphy
                           Legal Branch Chief